FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Seeks U.S., Canadian Review of False Reports on Return Rates	3

Document 1

April 12, 2013

FOR IMMEDIATE RELEASE

BlackBerry Seeks U.S., Canadian Review of False Reports on Return Rates

WATERLOO, ONTARIO -- BlackBerry® (NASDAQ:BBRY; TSX:BB), a world leader in mobile communications, today said it would seek Securities and Exchange Commission and Ontario Securities Commission review of a false and misleading report about retail return rates for the Company’s new BlackBerry Z10 smartphone.

“Sales of the BlackBerry® Z10 are meeting expectations and the data we have collected from our retail and carrier partners demonstrates that customers are satisfied with their devices,” said BlackBerry President and CEO Thorsten Heins. “Return rate statistics show that we are at or below our forecasts and right in line with the industry.  To suggest otherwise is either a gross misreading of the data or a willful manipulation. Such a conclusion is absolutely without basis and BlackBerry will not leave it unchallenged.”

BlackBerry and Verizon Wireless, the largest U.S. carrier, on Thursday refuted claims from research and investment firm Detwiler Fenton that BlackBerry Z10 devices were being returned in unusually high numbers. Detwiler Fenton refused to make either its report to investors or its methodology available to BlackBerry, even after the Company said the firm’s findings were “absolutely false.”

BlackBerry Chief Legal Officer Steve Zipperstein said: “These materially false and misleading comments about device return rates in the United States harm BlackBerry and our shareholders, and we call upon the appropriate authorities in Canada and the United States to conduct an immediate investigation.  Everyone is entitled to their opinion about the merits of the many competing products in the smartphone industry, but when false statements of material fact are deliberately purveyed for the purpose of influencing the markets a red line has been crossed.”

Zipperstein said BlackBerry would present its formal request to U.S. and Canadian regulators in the next several days.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is currently listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visit www.blackberry.com.

Media Contacts:
BlackBerry Media Relations
mediarelations@blackberry.com
519-597-7273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	April 15, 2013	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO